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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tramford International Limited

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

G89935-10-3

(CUSIP Number)

Beijing Holdings Limited	Mitchell S. Nussbaum
Room 4301	Loeb & Loeb LLP
Central Plaza	345 Park Avenue
18 Harbour Road	New York, New York 10154
Wanchai	212-407-4159
Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G89935-10-3			Page 2 of 6 Pages

1.	Name of Reporting Person: Beijing Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Hong Kong Special Administrative Region of the People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,252,882

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 3,252,882

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,252,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.2%

14.	Type of Reporting Person (See Instructions): IV

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.01 per share (“Common Stock”) of Tramford International Limited, a company incorporated under the laws of the British Virgin Islands (“Tramford”). Tramford’s executive office is located at 34th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

Item 2.	Identity and Background.

This statement is filed by Beijing Holdings Limited (“Beijing Holdings” or the “Reporting Person”), a Hong Kong corporation principally engaged in making investments. The address of the principal business office of Beijing Holdings is Room 4301, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

          (a)     Not applicable.

          (b)     Not applicable.

          (c)     Not applicable.

          (d)     During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e)     During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws.

          (f)     Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

(a)     As reported on Beijing Holdings’ Schedule 13D dated April 23, 2005 filed with the Securities and Exchange Commission on April 27, 2005, 1,186,441 shares of Common Stock were purchased by Beijing Holdings pursuant to a Sale and Purchase Agreement dated as of April 23, 2005 between Beijing Holdings and China Internet Technology Company Limited, as seller of the Shares. It was stated that the purchase price was fully paid on April 25, 2005. The purchase price was not paid and the transaction was not closed. As a result, the number of shares held by Beijing Holdings on this Schedule 13D reflects that prior to the transactions described below, 4,372,882 shares were held by Beijing Holdings.

(b)     222,769 shares of Common Stock (the “Yeargrow Shares”) were sold by Beijing Holdings pursuant to a Sale and Purchase Agreement, dated as of April 29, 2005, between Beijing Holdings and Yeargrow Holdings Limited, as purchaser of the Yeargrow Shares (the “Yeargrow Agreement”). Pursuant to the Yeargrow Agreement, Yeargrow Holdings Limited purchased the Yeargrow Shares in consideration of $479,265 which was fully paid on May 27, 2005.

(c)     200,000 shares of Common Stock (the “Polywise Shares”) were sold by Beijing Holdings pursuant to a Sale and Purchase Agreement, dated as of April 29, 2005, between Beijing Holdings and

Page 4 of 6 Pages

Polywise Investment Management Limited, as purchaser of the Polywise Shares (the “Polywise Agreement”). Pursuant to the Polywise Agreement, Polywise Investment Management Limited purchased the Polywise Shares in consideration of $430,280 which was fully paid on May 27, 2005.

(d)     697,231 shares of Common Stock (the “Quam Shares”, together with the Yeargrow Shares and the Polywise Shares, collectively the “Shares”) were sold by Beijing Holdings pursuant to a Placing Agreement, dated as of April 29, 2005, between Beijing Holdings and Quam Securities Company Limited, as purchaser of the Quam Shares (the “Placing Agreement”, together with the Yeargrow Agreement and the Polywise Agreement, collectively the “Agreements”). Pursuant to the Placing Agreement, Quam Securities Company Limited purchased the Quam Shares in consideration of $1,500,023 which was fully paid on May 25, 2005.

Item 4.	Purpose of Transaction.

The purpose of the transactions described in Item 3 (b)-(d) were to dispose of the Shares. Except as may be provided herein or in the Agreements, the Reporting Person does not have any other plans or proposals which would result in: (i) the acquisition by any person of additional securities in Tramford; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Tramford or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Tramford or any of its subsidiaries; (vi) any change in the present board of directors or management of Tramford, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Tramford; (vi) any other material change in Tramford’s corporate structure, (vii) any changes in Tramford’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tramford by any person; (viii) causing a class of securities of Tramford to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Tramford to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

          (a)     Beijing Holdings is the beneficial owner of 3,252,882 shares of Common Stock, representing approximately 47.2% of the total issued and outstanding Common Stock.

          (b)     Beijing Holdings has sole investment and holding power over 3,252,882 shares of Common Stock.

          (c)     Other than the Shares, the Reporting Person did not purchase shares of Common Stock of Tramford during the past 60 days.

          (d)     To the knowledge of the Reporting Person, no other person is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

          (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibits herewith, the Reporting Person does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by

Page 5 of 6 Pages

Tramford, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 — Sale and Purchase Agreement between Beijing Holdings and Yeargrow Holdings Limited, dated April 29, 2005

Exhibit 2 – Sale and Purchase Agreement between Beijing Holdings and Polywise Investment Management Limited, dated April 29, 2005

Exhibit 3 – Placing Agreement between Beijing Holdings and Quam Securities Company Limited, dated April 29, 2005

Page 6 of 6 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2005	By:	/s/ Lei Zhen Gang
		Name:	Lei Zhen Gang
		Title:	Director